CALAMOS FINANCIAL SERVICES LLC

Exemption Report

December 31, 2015



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Calamos Financial Services LLC
Naperville, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Calamos Financial Services LLC (the Company) identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provision") and (b) Calamos Financial Services LLC stated that the Company met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in subparagraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSM US LLP

Chicago, Illinois
February 22, 2016

CALAMOS INVESTMENTS® Calamos Financial Services LLC
2020 Calamos Court
Naperville, IL 60563-2787

800.582.6959
630.799.9280 fax
www.calamos.com

Calamos Financial Services LLC Exemption Report

Calamos Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

The Company evaluated its compliance with the claimed exemption for the period from January 1, 2015 to December 31, 2015 and found no exceptions.

Calamos Financial Services LLC

I, Jacqueline E. Sinker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Jacqueline E Sinker_

Title: Chief Compliance Officer

February 22, 2016

